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                             October 24, 2023

       Andre Maciel
       Global Chief Financial Officer
       Kraft Heinz Company
       One PPG Place
       Pittsburgh, PA 15222

                                                        Re: Kraft Heinz Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Period Ended July 1, 2023
                                                            File No. 001-37482

       Dear Andre Maciel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended July 1, 2023

       Notes to Condensed Consolidated Financial Statements
       Note 7. Goodwill and Intangible Assets, page 11

   1. We note your annual impairment test of June 26, 2022 and that no events occurred during the six months ended
July 1, 2023 that indicated it was more likely than not that your goodwill or any brand
was impaired. We further note that your market capitalization is less than the carrying
value of your net assets. Given that goodwill and indefinite lived intangible assets are a
significant percentage of your total assets, please tell us how you considered the declines
in market capitalization and stock price in determining that an interim impairment test
was not required in subsequent quarters. Please refer to ASC 350-
                                                        20-35-3C.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andre Maciel
Kraft Heinz Company
October 24, 2023
Page 2

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameAndre Maciel                         Sincerely,
Comapany NameKraft Heinz Company
                                                       Division of Corporation
Finance
October 24, 2023 Page 2                                Office of Manufacturing
FirstName LastName